SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On December 22, 2014, Wix.com Ltd. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at the Company's offices located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel. At the Meeting, the Company’s shareholders approved the following resolutions:

(1) re-election of Ms. Erika Rottenberg as a class I director of the Company; and

(2) approval of the compensation of Ms. Erika Rottenberg as a director of the Company.

Only shareholders of record as of the close of business on November 14, 2014 were entitled to vote at the Meeting. All resolutions were approved by the majority requirements under the Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2014	WIX.COM LTD.

	By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP Legal & General Counsel